[redacted]

08027337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LiquidPoint LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 S. Wacker Drive, Suite 4700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony J. Saliba **(312) 986 2006**
(Area Code – Telephone No.)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

FEB 29 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Washington, DC
111

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Saliba, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LIQUIDPOINT LLC, as of December 31st, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
PATRICIA M DAJANI
COMMISSION EXPIRES 08/29/09

Patricia M Dajani
Notary Public

Anthony J. Saliba, President and Chief Executive Officer

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

LiquidPoint LLC
December 31, 2007
With Report of Independent Registered Public Accounting Firm

LiquidPoint LLC

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
LiquidPoint LLC

We have audited the accompanying statement of financial condition of LiquidPoint LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of LiquidPoint LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

ERNST & YOUNG LLP

February 28, 2008

LiquidPoint LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 5,517,064
Cash and securities segregated under federal and other regulations	1,544,878
Receivable from brokers and dealers	2,607,024
Fees receivable	3,568,379
Fixed assets, net	2,140,816
Goodwill	319,614
Prepaid expenses and other	105,937
Total assets	$15,803,712
Liabilities and member's equity	
Liabilities:	
Accrued compensation and benefits	$ 1,977,505
Accounts payable and other accrued expenses	910,783
Capital lease obligations	511,195
Deferred revenue	283,875
Total liabilities	3,683,358
Member's equity	12,120,354
Total liabilities and member's equity	$15,803,712

See accompanying notes.

LiquidPoint LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Description of Business

LiquidPoint LLC (the "Company"), an Illinois Limited Liability Company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange, the National Futures Association and various other options exchanges in the United States. The Company, a wholly-owned subsidiary of BNY ConvergEx Group LLC ("ConvergEx"), provides listed options execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers.

The Company was acquired by ConvergEx on July 2, 2007 in a transaction accounted for as a stock purchase (the "Transaction"). Immediately prior to the Transaction, the Company acquired First Traders Analytical Solutions, LLC ("FTAS"), an affiliate with common ownership, specializing in licensing and maintaining computerized trading and risk management technologies designed to price, execute and manage listed option trades. In addition, FTAS is an approved market data vendor with connections to all listed options exchanges in the United States, as well as the Chicago Futures Exchange, the Chicago Mercantile Exchange, and the major U.S. equity exchanges.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as demand deposits and money market accounts.

Accounts Receivable and Allowance for Doubtful Accounts

The Company charges its customers fees and commissions at predetermined rates for executing and clearing transactions and providing software technology services. On a periodic basis, the Company evaluates its fees receivable balances for collectibility. Based on management's review of fees receivable, the Company does not believe an allowance for doubtful accounts is required at December 31, 2007. Accordingly, no amount has been recorded.

2. Significant Accounting Policies (continued)

Internally Developed Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position No 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and amortized over three years.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of December 31, 2007 and determined no impairment charge was required. Subsequent to December 31, 2007, no events have occurred or circumstances have changed that would reduce the fair value of goodwill below its carrying value.

Revenue Recognition

The Company earns options routing fees by directing trading volume to options exchanges and market makers. Brokerage income is earned through the execution of customer option trades. Revenue is recognized upon trade execution or the volume of directed trades, provided that evidence of the arrangement exists, related fees are fixed or determinable, and collection of the related receivable is reasonably assured.

Software technology fees include revenues from software license, maintenance, facilities management and custom development services provided. Software license, maintenance and facilities management fees are accounted for in accordance with AICPA Statement of Position No. 97-2, *Software Revenue Recognition*. Custom development fees are accounted for in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, *Revenue Recognition*.

Depreciation

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years. Purchased software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company that is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

The Company is subject to New York City Unincorporated Business Tax, at a statutory rate of 4% on its New York City based earnings.

Recently Issued Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 generally requires prospective application as of the beginning of the fiscal year in which the statement is initially applied. The statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement does not require any new fair value measurements. SFAS No. 157 is effective for accounting changes made in fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material effect on the Company's financial position.

3. Acquisition of FTAS

On July 2, 2007, the Company acquired 100% of the membership units of FTAS in a business combination accounted for under the purchase method. The Company recorded all assets and liabilities of FTAS at their historical cost basis at the date of acquisition. Any excess of purchase price over the cost basis of the net assets has been reflected in the financial statements of ConvergEx, which accounted for the immediately subsequent acquisition of the Company as a purchase transaction. As a result of the acquisition, the Company became a leading solutions provider in a constantly changing options trading environment.

The purchase price for the FTAS membership units was the carrying value of the net assets of FTAS, $2,608,805. The net assets of FTAS included cash and cash equivalents of $1,218,663. The membership interests of FTAS were exchanged for 47,995,289 membership units of the Company.

3. Acquisition of FTAS (continued)

The following table summarizes the assets acquired and the liabilities assumed at the date of acquisition.

Assets:	
Cash and cash equivalents	$1,218,663
Accounts receivable	543,341
Fixed assets	1,848,752
Other	80,778
Total assets acquired	3,691,534
Liabilities:	
Accounts payable and other accrued expenses	663,671
Capital lease obligations	419,058
Total liabilities assumed	1,082,729
Net assets acquired	$2,608,805

4. Cash and Securities Segregated under Federal and Other Regulations

Cash and securities segregated under federal and other regulations were comprised of $1,499,250 of short-term U.S. treasury bills and $45,628 of cash deposited with clearing organizations. Short-term U.S. treasury bills are recorded on a trade date basis at fair value with gains and losses included in the statement of income.

5. Fixed Assets

At December 31, 2007, fixed assets were comprised of:

Furniture and equipment	$ 1,722,717
Software	2,156,083
Leasehold improvements	165,220
	4,044,020
Less accumulated depreciation and amortization	(1,903,204)
	$ 2,140,816

Included in software and accumulated depreciation and amortization is $2,007,460 and $1,259,001 respectively, related to internally developed software.

6. Retirement Savings Plans

The Company has a 401(k) plan covering all eligible employees, as defined by the plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan. The Company also makes a non-elective contribution equal to three percent of compensation during each plan year.

7. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Two customers accounted for 21% and 12%, respectively, of the accounts receivable balance at December 31, 2007.

8. Commitments and Contingencies

The Company leases certain computer equipment under agreements that are classified as capital leases. The cost of equipment under capital leases was $660,464 at December 31, 2007. The leases expire at various dates through 2010. Accumulated amortization of the leased equipment was $164,439 at December 31, 2007.

The assets and related obligations have been recorded using the Company's incremental borrowing rate at the inception of the leases. The future minimum lease payments required under the capital leases as of December 31, 2007, are as follows:

2008	$262,550
2009	235,548
2010	100,895
Total minimum lease payments	598,993
Less amount representing interest	87,798
Present value of net minimum lease payments	$511,195

8. Commitments and Contingencies (continued)

The Company leases office space under an operating lease that expires in September 2010. The Company has one five-year lease renewal option for this lease. At December 31, 2007, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows.

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2008	$173,340	$ (77,897)	$ 95,443
2009	178,541	(77,897)	100,644
2010	136,896	(58,423)	78,473
	$488,777	$(214,217)	$274,560

9. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financials statements for these indemnifications.

10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, all as defined. At December 31, 2007, the Company had net capital of $4,087,953, which was $3,842,489 in excess of required net capital of $245,464.

11. Related Party Transactions

The Company has a servicing agreement with ConvergEx, whereby ConvergEx provides certain management, administrative and technical services to the Company. At December 31, 2007, the Company had a payable to ConvergEx of $113,025 for unincorporated business tax, which is included in accounts payable and other accrued expenses.

In 2007, the Company paid dividends to ConvergEx on a quarterly basis. The dividends paid are generally based upon the Company's earnings for the previous quarter. In 2008, the Company expects to continue declaring and paying quarterly dividends to ConvergEx.

END